February 5, 2019

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Donald Field

                 Dietrich King

Re:	Harpoon Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-229040)

Dear Mr. Field and Mr. King:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Harpoon Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on February 7, 2019, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between January 29, 2019 through the date hereof we have distributed approximately 525 copies of the Company’s Preliminary Prospectus dated January 29, 2019 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours, CITIGROUP GLOBAL MARKETS INC. SVB LEERINK LLC Acting severally on behalf of themselves and the several underwriters CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rusell Chong
Authorized Signatory

SVB LEERINK LLC

By:	/s/ Stuart R. Nayman
Authorized Signatory

(Signature Page to Acceleration Request Letter)